Gerova Announces Board and Management Reorganization

HAMILTON, Bermuda, February 10, 2011 /PRNewswire-FirstCall/ -- Gerova Financial Group, Ltd. ("Gerova") (NYSE:GFC), a diversified financial services company, announced today a reorganization of the board of directors and the management of Gerova.

The Company has accepted the resignation of four of the members of its board of directors, including Joseph J. Bianco, Keith Laslop, Arie Bos and Leonard de Waal.  In addition, the board has accepted the resignation of Dr. Gary Hirst as Chairman and President and earlier accepted the resignation of Joseph J. Bianco as acting CEO.  Gerova had previously announced that Keith R. Harris, Chief Executive Officer of Seymour Pierce Holdings, Ltd., would be appointed as Chairman and Chief Executive Officer of the Company effective as of January 1, 2011.  Although the previously announced transaction between Gerova and Seymour Pierce is still pending, Mr. Harris has elected at this time to defer his appointment.

Gerova also announced today that Dennis L. Pelino was appointed as President and Chairman of the board of directors and David Green and Huw Jones were each appointed as members of the board.  Mr. Pelino has agreed to accept such appointment subject to confirmation of certain conditions which we anticipate will be completed by February 14, 2011.   Pending Mr. Pelino’s acceptance as Chairman and President, Gerova is being managed by Michael Hlavsa, Chief Financial Officer and the board of directors.

In light of the above director resignations, Gerova intends to reorganize its audit committee in a manner to remain in compliance with New York Stock Exchange standards, which may include the appointment of additional independent directors.

Gerova believes that Mr. Pelino is uniquely qualified for this responsibility as he has been involved in international business for over 25 years, including serving as a director and officer of two exchange-listed US public companies. Mr. Pelino is an American investor with interests in the US and Asia, including being a founder of Xinhua Finance Ltd and Board member of the Tokyo publicly listed financial services company that created the leading Chinese securities indices group acquired by UK-based FTSE Group in November 2010.

Mr. Pelino brings significant operational experience to Gerova as well as proven transactional capabilities. Beginning in the early 1990’s and thru 2006, Mr. Pelino built two publicly listed international logistics services businesses that generated annual revenues in excess of US$1.4 billion, where he lead the acquisition and consolidation of over 75 companies. He is an investor in a variety of businesses, including China-based enterprises.

David Green and Huw Jones were appointed to the board of directors as designees of the lender to a subsidiary of Gerova that recently acquired a portfolio of premium finance loans and life settlement policies from the HM Ruby Fund.  Mr. Jones is a senior executive officer of De Lane Lea (Postproductions) Ltd., a wholly-owned indirect subsidiary of Gerova.  Based in London, England, De Lane Lea is a leading music post production sound provider for major motion pictures, such as a number of the “Harry Potter” movies, Chronicles of Narnia, Quantum of Solace and Fantastic Mr. Fox.  Mr. Green is the CEO of DCD Media, plc, a London based producer and distributor of television and other programming, including music, entertainment and event programming and reality television.  DCD is a public company, whose shares trade on the Alternative Investment Market (or AIM) of the London Stock Exchange.

Messrs. Pelino, Green and Jones do not have any family relationship with any director, executive officer or person nominated or chosen by Gerova to become a director or executive officer.

The Company also announced that Judge Kevin Ryan has been engaged as special counsel and advisor to the board and its corporate governance committee.  Judge Ryan has had a long and distinguished legal career having been appointed by President George W. Bush to serve as the 48th United States Attorney (USA) for the Northern District of California, and was confirmed by the U.S. Senate upon the unanimous consent of the Senate Judiciary Committee. He also served as a member of President Bush’s Corporate Fraud Task Force. Prior to that, he was a judge on the bench of the Superior Court of California and more recently served as Deputy Chief of Staff of San Francisco Mayor Gavin Newsom.

Jason Galanis, the President of Gerova Advisors LLC, a wholly owned subsidiary of the Company, has agreed to terminate his employment with Gerova Advisors, subject to completion of mutually acceptable termination arrangements.   It is contemplated that Mr. Galanis will continue to serve the Company as a consultant and will assist new management and the board in connection with acquisitions and financings.

Commenting on the above changes, Mr. Pelino stated, “We believe that the actions announced today demonstrate a responsible and conscious commitment to restoring confidence in Gerova through decisive corporate governance enhancements. Gerova is a relatively young company and the maturation of its business will be guided by a more experienced management team together with the guidance of special counsel on certain corporate governance matters. In addition, new management is committed to transparency and consistent communication with our shareholders.”

About Gerova Financial Group, Ltd.

Gerova Financial Group is a diversified financial services company that aggregates permanent equity capital through the acquisition of private equity portfolios in exchange for its shares, and then redeploys the acquired assets to provide additional capital for income-producing financial services companies. Gerova went public as a Special Purpose Acquisition Company (SPAC), then in January 2010 successfully became an operating company as a result of acquiring nine private equity portfolios and operating insurance companies in exchange for its public shares. In December, Gerova announced the proposed all-share acquisitions of investment banks Seymour Pierce and Ticonderoga Securities. Gerova was admitted to trade on the NYSE in September 2010 and is listed in the Russell 2000® index published by Russell Investments, a ranking of the top US-listed public companies.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company's business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company's assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company's businesses; (iii) success in retaining or recruiting, or changes required in, the Company's officers, key employees or directors; (iv) the potential liquidity and trading of the Company's public securities; (v) the Company's revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company's filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.